Exhibit 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED UNDER SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934

The common stock of Twin Disc, Incorporated (the “Company,”), no par value (the “Common Stock”), is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following summarizes some of the general terms of the Common Stock and does not purport to be complete. It is subject to and qualified in its entirety by reference to the applicable provisions of the Company’s Restated Articles of Incorporation, as amended (the “Restated Articles”) and the Restated Bylaws of the Company (the “Restated Bylaws”).

COMMON STOCK

In General

The Company is organized as a Wisconsin corporation under the Wisconsin Business Corporation Law (“WBCL”). Under the Company’s Restated Articles, the Company is authorized to issue 30,000,000 shares of Common Stock, no par value, and 200,000 shares of Preferred Stock, no par value. As of October 29, 2026, the Company has 14,538,916 shares of Common Stock outstanding. All currently outstanding shares of Common Stock are fully paid and nonassessable.

Election of Directors

The Restated Bylaws provide that the number of directors on the Company’s Board of Directors shall be fixed from time to time solely by resolution of the Board of Directors, acting by the vote of not less than a majority of the directors then in office. Directors serve for three years, and the Board of Directors is divided into three classes of approximately equal size. Under the Restated Bylaws, the number of directors to be elected at each annual meeting of the shareholders of the Company shall be equal to the number of directors whose term expires at the time of such meeting. The Restated Bylaws provide that any vacancies may be filled until the next succeeding election of directors by the affirmative vote of a majority of the remaining directors. A vacancy resulting from an increase in the number of directors also may be filled by action of the Board of Directors.

Voting Rights

Holders of Common Stock are entitled to one vote per share on any issue submitted to a vote of the shareholders and do not have cumulative voting rights. However, the WBCL in some cases limits the voting rights of certain shares. See “Provisions of Wisconsin Business Corporation Law” below.

Dividend Rights

All shares of Common Stock are entitled to share equally in such dividends as the Board of Directors of the Company may, in its discretion, declare. Such dividend rights are subject to any preferential dividend rights of outstanding shares of Preferred Stock.

Rights Upon Liquidation

Upon dissolution, liquidation, or winding up of the Company, holders of Common Stock are entitled to receive on a ratable basis, after payment or provision for payment of all debts and liabilities of the Company and any preferential amount due with respect to outstanding shares of Preferred Stock, all assets of the Company available for distribution, in cash or in kind.

Other Rights

Holders of shares of Common Stock do not have preemptive or other subscription rights, conversion or redemption rights, or any rights to share in any sinking fund.

PREFERRED STOCK

In General

The Company is authorized to issue 200,000 shares of Preferred Stock, none of which have been issued.

Pursuant to the Company's Restated Articles, the Board of Directors, from time to time, may authorize the issuance of shares of Preferred Stock in one or more series. Each such series may differ from every other series in any or all of the following, but not in other respects:

a)	The rate of dividend which the Preferred Stock of any such series shall be entitled to receive;

b)	The price at and the terms and conditions upon which such shares may be redeemed;

c)	The amount payable upon such shares in the event of voluntary or involuntary liquidation;

d)	Sinking fund provisions for the redemption or purchase of such shares;

e)	Terms and conditions upon which such shares may be converted into shares of common stock, if the shares of any series are issued with the privilege of conversion.

Holders of Common Stock and Preferred Stock of the Company shall be entitled to one vote for each share held on all questions on which shareholders of the Company are entitled to vote.

No shareholder authorization is required for the issuance of shares of Preferred Stock unless imposed by then applicable law. Shares of Preferred Stock may be issued for any general corporate purposes, including acquisitions.

Series A Junior Preferred Stock

Under the Company’s Restated Articles, a series of Preferred Stock, designated as “Series A Junior Preferred Stock,” has been created, consisting of 150,000 shares, none of which have been issued. If shares of Series A Junior Preferred Stock are issued, they would have the following rights.

Dividend Rights

Subject to the rights of the holders of any series of Preferred Stock ranking prior and superior to the shares of Series A Junior Preferred Stock with respect to dividends, the holders of shares of Series A Junior Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors, quarterly dividends payable in cash on the first day of January, April, July and October in each year (each such date, a “Quarterly Dividend Payment Date”), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Junior Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $5.00 or (b) subject to adjustment to reflect such events as stock splits, stock dividends and recapitalizations with respect to the Common Stock, 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock, declared on the Company’s Common Stock since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Junior Preferred Stock.

The Company shall declare a dividend or distribution on the Series A Junior Preferred Stock as described above immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock); provided that, if no dividend or distribution has been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $5.00 per share on the Series A Junior Preferred Stock shall be payable on such subsequent Quarterly Dividend Payment Date.

Accrued but unpaid dividends on Series A Junior Preferred Stock shall not bear interest. Dividends paid on the shares of Series A Junior Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such outstanding shares.

Voting Rights

Subject to the provisions set forth below, each share of Series A Junior Preferred Stock has one vote on all matters submitted to a vote of the shareholders of the Company, and the holders of shares of Series A Junior Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of shareholders of the Company.

If dividends on any Series A Junior Preferred Stock are in arrears in an amount equal to six (6) quarterly dividends, a “default period” begins, which extends until all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all outstanding shares of Series A Junior Preferred Stock are declared and paid or set apart for payment. During a default period, all holders of Preferred Stock (including holders of the Series A Junior Preferred Stock) with dividends in arrears in an amount equal to six (6) quarterly dividends, voting as a class, irrespective of series, shall have the right to elect two (2) directors. Immediately upon the expiration of a default period, (x) the right of the holders of Preferred Stock as a class to elect directors shall cease, (y) the term of any directors elected by the holders of Preferred Stock as a class shall terminate, and (z) the number of directors shall be such number as may be provided for in the articles of incorporation or bylaws irrespective of any increase made pursuant to the provisions of the articles of incorporation or bylaws (subject to change thereafter in any manner provided by law or in the articles of incorporation or by-laws). Any vacancies in the Board of Directors effected by the provisions of clauses (y) and (z) in the preceding sentence may be filled by a majority of the remaining directors.

Liquidation Rights

Upon any liquidation, dissolution or winding up of the Company, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Preferred Stock unless, prior thereto, the holders of shares of Series A Junior Preferred Stock have received a premium of $100 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the “Series A Liquidation Preference”). Following the payment of the Series A Liquidation Preference, no additional distributions shall be made to the holders of shares of Series A Junior Preferred Stock unless, prior thereto, the holders of shares of Common Stock shall have received an amount per share (the “Common Adjustment”) equal to the quotient obtained by dividing (i) the Series A Liquidation Preference by (ii) 100 (as adjusted to reflect such events as stock splits, stock dividends and recapitalizations with respect to the Common Stock) (such number in clause (ii), the “Adjustment Number”). Following the payment of the Series A Liquidation Preference and the Common Adjustment in respect of all outstanding shares of Series A Junior Preferred Stock and Common Stock, holders of Series A Junior Preferred Stock, as a further premium upon such liquidation, dissolution or winding up of the Company, and holders of shares of Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Adjustment Number to 1 with respect to such Preferred Stock and Common Stock, on a per share basis, respectively.

If there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other series of Preferred Stock, if any, which rank on a parity with the Series A Junior Preferred Stock, then such remaining assets shall be distributed ratably to the holders of such parity shares in proportion to their respective liquidation preferences. If there are not sufficient assets available to permit payment in full of the Common Adjustment, then such remaining assets shall be distributed ratably to the holders of Common Stock.

Optional Redemption

The Company may redeem the Series A Junior Preferred Stock at any time, either in whole or in such portions as determined by the Board of Directors, at a redemption price equal to (subject to adjustment to reflect such events as stock splits, stock dividends and recapitalizations with respect to the Common Stock), 100 times the “current per share market price” of the Common Stock on the date of the mailing of the notice of redemption, plus an amount equal to accrued and unpaid dividends thereon to the date fixed for redemption (the “Redemption Date”) (the total sum so payable referred to as the “Redemption Price”). The “current per share market price” on any date shall be deemed to be the average of the closing price per share of such Common Stock for the 10 consecutive Trading Days (as defined below) immediately prior to such date. The term “Trading Day” shall mean a day on which the principal national securities exchange on which the Common Stock is listed or admitted to trading is open for the transaction of business.

PROVISIONS OF THE WISCONSIN BUSINESS CORPORATION LAW

The Company is organized as a Wisconsin corporation and subject to the provisions of the WBCL. The following summarizes certain provisions of the WBCL that may affect potential offers to acquire the Company, and is qualified in its entirety by reference to the WBCL, as amended from time to time.

Business Combination Statute

Sections 180.1140 to 180.1144 of the WBCL provide that a “resident domestic corporation,” such as the Company, may not engage in a “business combination” with a person beneficially owning 10% or more of the voting power of the Company’s outstanding stock (an “interested stockholder”) for three years after the date the interested shareholder acquired its 10% or greater interest, unless the business combination or the acquisition of the 10% or greater interest was approved before the stock acquisition date by the Company’s Board of Directors. After the three-year period, a business combination that was not so approved can be completed only if it is approved by a majority of the outstanding voting shares not held by the interested shareholder or is made at a specified price intended to provide a fair price for the shares held by non-interested shareholders

Fair Price Statute

Sections 180.1130 to 180.1133 of the WBCL provide that a “resident domestic corporation,” such as the Company, may not engage in a “business combination” with a person beneficially owning 10% or more of the voting power of the Company’s outstanding stock (a “significant stockholder”) unless the business combination either satisfies certain fair price criteria or the business combination is approved by at least 80% of the voting power of the Company’s stock and at least two-thirds of the voting power of the Company’s stock not beneficially owned by the significant stockholder.

Control Share Voting Restrictions

Pursuant to Section 180.1150 of the WBCL, unless otherwise provided in the articles of incorporation or otherwise specified by the board of directors, the voting power of shares of a “resident domestic corporation,” such as the Company, which are held by any person holding in excess of 20% of the voting power of the voting power in the election of directors will be limited to 10% of the full voting power of the shares. This statutory voting restriction does not apply to shares acquired directly from us, acquired in a transaction incident to which our shareholders vote to restore the full voting power of the shares and under other circumstances more fully described in Section 180.1150 of the WBCL. The Company is governed by the provisions of this section because neither the Company’s Restated Articles, nor any resolution adopted by the Company’s Board of Directors, provides or specifies otherwise.

Defensive Action Restrictions

Section 180.1134 of the WBCL provides that, unless the board of directors otherwise specifies, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote on the proposal is required before such corporation can take certain actions while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded.  This statute requires shareholder approval for the corporation to do either of the following: (i) acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares and all securities that may be converted into voting shares; or (ii) sell or option assets of the corporation that amount to 10% or more of the market value of the resident domestic corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the resident domestic corporation.

Constituency or Stakeholder Provision

Pursuant to Section 180.0827 of the WBCL, in discharging his or her duties to us and in determining what he or she believes to be in the Company’s best interests, a director or officer may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers, customers, the communities in which the Company operates and any other factors that the director or officer considers pertinent.